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                                                     ---------------------------
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                                                       Expires:  August 31, 1999
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                                                       hours per response..14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*




                               THE PANTRY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  698657 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         FS Equity Partners III, L.P.
                    FS Equity Partners International, L.P.
                          FS Equity Partners IV, L.P.
                           11100 Santa Monica Blvd.
                                  Suite 1900
                             Los Angeles, CA 90025
                           Attn: William M. Wardlaw
                                (310) 444-1822
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 14, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Equity Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,468,762
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,468,762
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,468,762

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 46.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Capital Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,468,762
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,468,762
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,468,762

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 46.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,468,762
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,468,762
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,468,762

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 46.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Equity Partners International, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            381,072
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            381,072
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        381,072

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS&CO. International, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            381,072
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            381,072
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        381,072

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately  1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS International Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            381,072
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            381,072
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        381,072

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately  1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Equity Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,265,690
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,265,690
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,650,690

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP NO.  698657 10 3
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FS Capital Partners LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS(SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,265,690
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,265,690
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,265,690

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE
12    INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)
14
      OO
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share, CUSIP Number 698657 10 3 (the "Issuer Common Stock"), of The Pantry, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 1801 Douglas Drive, Sanford, North Carolina 27331-1410.

Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is filed on behalf of FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Capital Partners, L.P., a California limited partnership ("Capital Partners"), FS Holdings, Inc., a California corporation ("Holdings"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), FS&Co. International, L.P., a Cayman Islands limited partnership ("FS&Co. International"), FS International Holdings Limited, a Cayman Islands exempt corporation ("International Holdings"), FS Equity Partners IV, L.P., a Delaware limited partnership ("FSEP IV"), and FS Capital Partners LLC, a Delaware limited liability company ("Capital Partners LLC"). FSEP III, Capital Partners, Holdings, FSEP International, FS&Co. International, International Holdings, FSEP IV and Capital Partners LLC, are collectively referred to hereinafter as the "Filing Persons." The Filing Persons are members of a group.

          Holdings is the general partner of Capital Partners which is the general partner of FSEP III. FSEP III, Capital Partners and Holdings have their principal offices at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. Capital Partners was formed to participate in the management of FSEP III. Holdings was formed to manage Capital Partners.

          International Holdings is the general partner of FS&Co. International which is the general partner of FSEP International. FSEP International, FS&Co. International and International Holdings have their principal offices at Westwind Building, P.O. Box 1111 Georgetown, Grand Cayman, Cayman Islands - c/o Paddett-Brown & Company, Ltd., and have agent offices at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025. FSEP International was formed to make private equity investments. FS&Co. International was formed to participate in the management of FSEP International. International Holdings was formed to manage FS&CO. International.

          Capital Partners LLC is the general partner of FSEP IV. FSEP IV and Capital Partners LLC have their principal offices at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025. FSEP IV was formed to make private equity investments. Capital Partners LLC was formed to participate in the management of FSEP IV.

          Schedule A sets forth with respect to each executive officer and director of each of Holdings and International Holdings and each officer and managing member of Capital

Partners LLC, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

          During the last five years, none of the Filing Persons nor any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          As of December 17, 1999, FSEP IV owned 2,265,690 shares of Issuer Common Stock. Since December 9, 1999, FSEP IV has made the following purchases of Issuer Common Stock on the open market:

 Date of Purchase     Number of Shares   Purchase Price
-------------------   ----------------   --------------
      12/9/99              350,000           8 1/8
      12/9/99               25,000           8 5/16
     12/14/99               45,000          10 3/8

The purchase price for the foregoing open market transactions was paid from borrowings under a margin loan facility that was arranged with Merrill Lynch, Pierce, Fenner & Smith Incorporated to provide interim funding until FSEP IV is able to complete an equity capital call from its limited partners. Upon completion of the capital call, the proceeds thereof will be used to repay the borrowings under the margin loan facility.

          On July 2, 1998, FSEP IV purchased 1,845,690 shares of Issuer Common Stock at a purchase price of $11.27 per share. The purchase price for such transaction was obtained through an equity capital call from the limited partners of FSEP IV.

          As of December 17, 1999, FSEP III owned 9,468,762 shares of Issuer Common Stock, which includes 2,255,271 shares issuable upon the exercise of warrants. On October 23, 1997, FSEP III purchased 2,912,610 shares of Issuer Common Stock at a purchase price of $8.82 per share. On December 30, 1996, FSEP III acquired warrants to purchase 2,255,271 shares of Issuer Common Stock at an exercise price of $7.45 per share. The warrants were acquired in connection with the purchase of preferred stock that has since been redeemed. On August 19, 1996, FSEP III purchased 2,069,682 shares of Issuer Common Stock at a purchase price of $2.98 per share. On November 30, 1995, FSEP III purchased 2,231,199 shares of Issuer Common Stock at a purchase price of $2.98 per share. The purchase price for the foregoing transactions was obtained through equity capital calls from the limited partners of FSEP III.

          As of December 17, 1999, FSEP International owned 381,072 shares of Issuer Common Stock, which includes 90,729 shares issuable upon the exercise of warrants. On October 23, 1997, FSEP International purchased 117,861 shares of Issuer Common Stock at a purchase price of $8.82 per share. On December 30, 1996, FSEP International acquired warrants to purchase 90,729 shares of Issuer Common Stock at an exercise price of $7.45 per share. The warrants were acquired in connection with the purchase of preferred stock that has since been redeemed. On August 19, 1996, FSEP International purchased 83,130 shares of Issuer Common Stock at a purchase price of $2.98 per share. On November 30, 1995, FSEP International purchased 89,352 shares of Issuer Common Stock at a purchase price of $2.98 per share. The purchase price for the foregoing transactions was obtained through equity capital calls from the limited partners of FSEP International.

          In June 1999, the Issuer completed its initial public offering and the Issuer Common Stock was registered under Section 12(g) of the Act concurrently therewith.

Item 4.   Purpose of Transaction
          ----------------------

          FSEP IV, FSEP III and FSEP International acquired the shares of Issuer Common Stock referenced herein for investment purposes only. The Filing Persons may in the future purchase additional shares of Issuer Common Stock if market conditions and price are favorable. Any additional purchases of Issuer securities will be solely for investment purposes.

          Subject to the foregoing and except for the arrangements described in
Item 5 hereof, none of the Filing Persons presently have any plans or proposals which relate to or would result in:

          (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person.

          (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any similar action to any of those enumerated above.

          The Filing Persons intend to continually monitor their investment in the Issuer and, based upon such review as well as other factors such as market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, the Filing Persons reserve the right to engage in any of the foregoing activities.

Item 5.   Interest in the Securities of Issuer
          ------------------------------------

          (a)-(b) The percentages of outstanding Common Stock reported in this
Item 5(a) are based on the assumption that there are 20,457,478 shares of Issuer Common Stock outstanding, which is based upon 18,111,478 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 24, 1999 as filed with the Securities and Exchange Commission on August 9, 1999, and 2,346,000 shares of Issuer Common Stock issuable upon the exercise of warrants.

          As of December 17, 1999, each of the Filing Persons may be deemed to be the beneficial owner of 90,729 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP International, 2,255,271 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP III, 7,213,491 shares of Issuer Common Stock held by FSEP III, 290,343 shares of Issuer Common Stock held by FSEP International and 2,265,690 shares of Issuer Common Stock held by FSEP IV, which in the aggregate represents approximately 59.2% of the outstanding Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP III.

          The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

          (c) As described in Item 2, since December 9, 1999, FSEP IV has purchased the following shares of Issuer Common Stock on the open market:

 Date of Purchase     Number of Shares   Purchase Price
-------------------   ----------------   --------------
      12/9/99              350,000            8 1/8
      12/9/99               25,000            8 5/16
     12/14/99               45,000           10 3/8

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships with Respect to Securities of Issuer
          --------------------------------------------------

          The Filing Persons have executed a Joint Reporting Agreement dated December 17, 1999, which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

          The Issuer has entered into a registration rights agreement (the "Registration Rights Agreement") with FSEP III, FSEP IV and FSEP International (collectively, the "FS Entities"). The Registration Rights Agreement obligates the Issuer, on up to three occasions at the request of holders of at least 50% of the Issuer Common Stock held by the parties to the agreement, to register the resale of all Issuer Common Stock held by the requesting holders. In addition, at any time commencing six months after the Issuer's initial public offering, the Issuer is obligated to register the resale of shares of Issuer Common Stock having a value of more than $5 million at the request of any party to the agreement. The Registration Rights Agreement also obligates the Issuer, at any time, to allow any party to the agreement to include shares of Issuer Common Stock held by such party in any registration of common stock by the Issuer.

          The Issuer has entered into a stockholders' agreement (the "Stockholders' Agreement") with the FS Entities and certain other holders of Issuer Common Stock. Pursuant to the Stockholders' Agreement, the FS Entities have a right of first offer enabling them to purchase shares held by certain other stockholders prior to transfers of shares of Issuer Common Stock to non-affiliates, other than transfers pursuant to a registration statement or under Rule 144 of the Exchange Act. The FS Entities also have the right to require certain other stockholders to sell their shares of Issuer Common Stock to a third party buyer on the same terms as the FS Entities if the FS Entities are selling all of their shares. The FS Entities and certain other stockholders also have rights to be included in sales of Issuer Common Stock by the other stockholders. There is no termination provision in the Stockholders' Agreement.

          Capital Partners is the sole general partner of FSEP III under an Amended and Restated Agreement of Limited Partnership dated as of October 30, 1995, as amended (the "FSEP III Agreement"). The FSEP III Agreement provides for the formation of FSEP III as a partnership to invest the funds of the partnership in private equity investments. Capital Partners, as general partner of FSEP III, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the securities owned by FSEP III. The general partner and limited partners of FSEP III have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP III Agreement. Holdings is the sole general partner of Capital Partners and has the exclusive right and power to manage the business and affairs of Capital Partners. Messrs. Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of Holdings.

          FS&Co. International is the sole general partner of FSEP International under an Amended and Restated Agreement of Limited Partnership dated as of February 25, 1994, as amended (the "FSEP International Agreement"). The FSEP International Agreement provides for the formation of FSEP International as a partnership to invest the funds of the partnership in private equity investments. FS&Co. International, as general partner of FSEP International, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the securities owned by FSEP International. The general partner and limited partners of FSEP International have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP International Agreement. International Holdings is the sole general partner of FS&Co. International and has the exclusive right and power to manage the business and affairs of FS&Co. International. Messrs. Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of International Holdings.

          Capital Partners LLC is the sole general partner of FSEP IV under an Agreement of Limited Partnership dated December 18, 1997 (the "FSEP IV Agreement"). The FSEP IV Agreement provides for the formation of FSEP IV as a partnership to invest the funds of the partnership in private equity investments. Capital Partners LLC, as general partner of FSEP IV, and Freeman Spogli & Co. LLC, the management company of FSEP IV, have the exclusive right and power to manage the business and affairs of FSEP IV, including the power to purchase and dispose of any securities owned by FSEP IV. The general partner and limited partners of FSEP IV have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP IV Agreement. Messrs. Freeman, Spogli, Roth, Rullman,

Simmons, Wardlaw, Doran, Halloran and Ralph are the sole officers and managing members of Capital Partners LLC.

          Except as disclosed in this Item 6, none of the Filing Parties has entered into any contracts, arrangements, understandings or relationships with respect to the Issuer Common Stock.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The Filing Persons file as exhibits the following:

          Exhibit 1. Joint Reporting Agreement dated December 17, 1999, among FSEP III, Capital Partners, Holdings, FSEP International, FS&Co. International, International Holdings, FSEP IV and Capital Partners LLC.

          Exhibit 2. Amended and Restated Registration Rights Agreement dated as of July 2, 1998 among the Issuer, FSEP III, FSEP IV, FSEP Interational and certain other stockholders of the Issuer.

          Exhibit 3. Amended and Restated Stockholders' Agreement dated as of July 2, 1998 among the Issuer, FSEP III, FSEP IV, FSEP Interational and certain other stockholders of the Issuer.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 1999                   FS EQUITY PARTNERS III, L.P.,
                                            a Delaware limited partnership

                                            By:   FS Capital Partners, L.P.
                                            Its:  General Partner

                                            By:   FS Holdings, Inc.
                                            Its:  General Partner

                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President


                                            FS CAPITAL PARTNERS, L.P.,
                                            a California limited partnership


                                            By:   FS Holdings, Inc.
                                            Its:  General Partner

                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President


                                            FS HOLDINGS, INC.,
                                            a California corporation


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President

                                            FS EQUITY PARTNERS INTERNATIONAL,
                                            L.P., a Delaware limited partnership


                                            By:   FS&CO. International, L.P.
                                            Its:  General Partner


                                            By:  FS&Co. International Holdings
                                                 Limited
                                            Its: General Partner


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President


                                            FS&CO. INTERNATIONAL, L.P.,
                                            a Cayman Islands limited partnership


                                            By:   FS International Holdings
                                                  Limited
                                            Its:  General Partner


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President


                                             FS INTERNATIONAL HOLDINGS LIMITED,
                                             a Cayman Islands exempt corporation


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President


                                            FS EQUITY PARTNERS IV, L.P.,
                                            a Delaware limited partnership


                                            By:   FS Capital Partners LLC
                                            Its:  General Partner


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President

                                            FS CAPITAL PARTNERS LLC,
                                            a Delaware limited liability company


                                            By:  /s/ William M. Wardlaw
                                                 -------------------------------
                                                 William M. Wardlaw
                                                 Title:  Vice President

                                  SCHEDULE A
                                  ----------

          This Schedule A sets forth the name, citizenship and business address of each executive officer and director of Holdings and International Holdings and each executive officer and managing member of Capital Partners LLC. The principal occupation of each of the individuals named on this Schedule A is to organize and manage the transactions in which FSEP III, FSEP International and FSEP IV are the principal investors.

Name and Citizenship                         Position                                Business Address
Bradford M. Freeman               President and Director of Holdings;          Freeman Spogli & Co. Incorporated
U.S.A.                            Director of International Holdings;          11100 Santa Monica Boulevard
                                  Chairman and Managing Member of              Suite 1900
                                  Capital Partners LLC                         Los Angeles, CA 90025

Ronald P. Spogli                  Director of Holdings; President and          Freeman Spogli & Co. Incorporated
U.S.A.                            Director of International Holdings;          11100 Santa Monica Boulevard
                                  President and Managing Member of             Suite 1900
                                  Capital Partners LLC                         Los Angeles, CA 90025

John M. Roth                      Director of Holdings; Vice President         Freeman Spogli & Co. Incorporated
U.S.A.                            and Director of International Holdings;      599 Lexington Avenue
                                  Vice President and Managing Member           18th Floor
                                  of Capital Partners LLC                      New York, NY 10022

Charles P. Rullman, Jr.           Director of Holdings; Vice President         Freeman Spogli & Co. Incorporated
U.S.A.                            and Managing Member of Capital               11100 Santa Monica Boulevard
                                  Partners LLC                                 Suite 1900
                                                                               Los Angeles, CA 90025

J. Frederick Simmons              Treasurer and Director of Holdings;          Freeman Spogli & Co. Incorporated
U.S.A.                            Treasurer and Director of International      11100 Santa Monica Boulevard
                                  Holdings; Vice President/Treasurer and       Suite 1900
                                  Managing Member of Capital Partners LLC      Los Angeles, CA 90025

William M. Wardlaw                Secretary and Director of Holdings;          Freeman Spogli & Co. Incorporated
U.S.A.                            Vice President and Director of               11100 Santa Monica Boulevard
                                  International Holdings; Vice                 Suite 1900
                                  President/Secretary and Managing             Los Angeles, CA 90025
                                  Member of Capital Partners LLC

Mark J. Doran                     Vice President and Managing Member           Freeman Spogli & Co. Incorporated
U.S.A.                            of Capital Partners LLC                      599 Lexington Avenue
                                                                               18th Floor
                                                                               New York, NY 10022

Todd W. Halloran                  Vice President and Managing Member           Freeman Spogli & Co. Incorporated
U.S.A.                            of Capital Partners LLC                      599 Lexington Avenue
                                                                               18th Floor
                                                                               New York, NY 10022

Jon D. Ralph                      Vice President and Managing Member            Freeman Spogli & Co. Incorporated
U.S.A.                            of Capital Partners LLC                       11100 Santa Monica Boulevard
                                                                                Suite 1900
                                                                                Los Angeles, CA 90025
